SCHEDULE A

Transactions in the Shares of Common Stock of the Company by the Reporting Persons Since the Filing of Amendment No. 5

The following table sets forth all transactions in the shares of Common Stock reported herein effected since the filings of Amendment No. 5. Except as noted below, all such transactions were effected by the Reporting Persons in the open market through brokers and the price per share excludes commissions. Where a price range is provided in the column titled “Price Range ($)”, the price reported in the column titled “Price Per Share ($)” is a weighted average price. These shares of Common Stock were sold or purchased in multiple transactions at prices between the price ranges indicated in the column titled “Price Range ($)”. The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares of Common Stock sold or purchased at each separate price.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)

11/06/2025	(275,000)	17.7073	17.6300 – 17.8000
11/07/2025	(350,000)	17.5214	17.5000 – 17.5500
11/10/2025	(350,000)	17.5729	17.5500 – 17.5900
11/18/2025	(98,638)	16.5758	16.3300 – 16.6900
11/19/2025	(89,814)	16.3540	16.2600 – 16.5800
11/20/2025	(99,756)	15.8562	15.6150 – 16.4600
11/21/2025	(111,546)	16.0008	15.6600 – 16.1550
11/24/2025	(102,046)	16.2228	16.0450 – 16.3500
11/25/2025	(104,240)	16.5347	16.2900 – 16.6900
11/26/2025	(65,918)	16.6338	16.4950 – 16.7250
11/28/2025	(45,926)	16.6586	16.5100 – 16.7600
12/01/2025	(82,657)	16.3839	16.2550 – 16.4900
12/02/2025	(58,341)	16.4338	16.3050 – 16.6000
12/03/2025	(377,012)	16.7489	16.5100 – 17.0500
12/04/2025	(89,164)	16.7424	16.5300 – 16.8200
12/05/2025	(60,129)	16.6112	16.5350 – 16.7450